

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 29, 2006

Mr. Kim Fuerst
Colorado Wyoming Reserve Company
751 Horizon Court, Suite 205
Grand Junction, CO 81506

> **Re:**   **Colorado Wyoming Reserve Company**
> **Form 10-KSB for Fiscal Year Ended June 30, 2005**
> **Filed September 27, 2005**
> **Form 10-QSB for Fiscal Quarter Ended March 31, 2006**
> **Filed May 15, 2006**
> **File No. 0-9482**

Dear Mr. Fuerst:

We have reviewed your filings and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended June 30, 2005

Item 1 - Business

1.   Please clarify the relationship between the Southwest Lisbon property and your Paradox Basin Project.

2.   Please update disclosures to indicate whether the property is in production, being production tested, awaiting pipeline contract hook-up or hooked up and producing into a sales pipeline. Provide a status assessment for the fiscal year-end and through a date close to the filing date.

3.   Disclose here and in Management's Discussion and Analysis when payout is expected to occur based on production levels, reserves, current sales prices and level of payout to be achieved. Also, provide thorough disclosure as to what variables could affect this calculation. Update these disclosures each quarter.

4.   Please remove the all references to the 155 million barrel Lisbon Field. In an SEC filing you may only disclose reserves that are net to your interest. You make reference to this property in your business discussion, property description and plan of operations.

Item 2 – Properties

5.   Please reconcile your disclosure under "Acreage" where you list all of your holdings as undeveloped with your statement under "Producing Wells" that there is developed acreage associated with producing wells.

Management's Discussion and Analysis

6.   Please supplement your plan of operations with an analysis of costs incurred during the periods covered by the accompanying financial statements and an indication of how you expect the types of costs to increase or decrease based on implementing your plan.

7.   Noting that most of your expenditures are financed by increases in payables, describe your relations and understandings with your creditors.

8.   Discuss your prospects for generating cash flow to liquidate your liabilities.

Independent Auditor's Report

9.   We note that the auditors' report opining on your financial statements does not state the audit was conducted in accordance with standards of the Public Company Accounting Oversight Board. Please include financial statements that are audited in accordance with the Public Company Accounting Oversight Board. See Interpretive Release 33-8422 Guidance Regarding the Public Company Accounting Oversight Board's Auditing and Related Professional Practice Standard No. 1 at (http://www.sec.gov/rules/interp/33-8422.htmCommission).

Balance Sheet

10.   Please supplementally explain why your properties are classified as unproved if there are producing wells on them. Also, explain why you have not calculated an asset retirement obligation for these producing wells.

11.   Separately identify the types and amount of accrued liabilities at the balance sheet date.

12.   Separately disclose the accrued interest on the advance from a related party.

Item 8A – Controls and Procedures

13.   Please remove the reference to "limitations described below" affecting the company's conclusion as to the effectiveness of its disclosure controls and procedures or describe such limitations. We may have further comment.

Form 10-QSB for the Quarterly Period Ended March 31, 2006

Item 2 – Management's Discussion and Analysis

14.   Furnish the information required by this item. Supplement discussions of your plan of operations with estimates of the costs to be incurred, plans for obtaining financing. Also provide an assessment of how the costs incurred during the period have helped advance the plan and of expectations for changes in these costs as you implement your plans.

Item 3 – Controls and Procedures

15.   Revise to comply with Items 307 and 308(c) of Regulation S-B.

Engineering Comments

Risk Factors, page 5

16.   Include a risk factor that indicates 3-D seismic is only an interpretive tool. Therefore, you may not recognize significant geological features due to errors in interpretation, processing limitations or other factors.   Further indicate that the use of this technology does not guarantee that wells that you drill will encounter hydrocarbons or, if they do encounter hydrocarbons, that they will be in commercial quantities.

Management's Discussion and Analysis or Plan of Operation, page 10

Plan of Operations, page 11

17.   You state that you have previously said there is the possibility of drilling 12 to 16 wells on the Southwest Lisbon structure. Unless you have this acreage under lease to allow you to legally drill these wells, you should remove this statement from the filing.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gabrielle Malits, Staff Accountant, at (202) 551-3702, or me at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments.

Sincerely,

Jill Davis
Branch Chief